

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 2, 2016

Via E-mail
Mathew Ostrower
Executive Vice President
and Chief Financial Officer
Equity One, Inc.
410 Park, Avenue, Suite 1220
New York, New York, 10022

>   **Re: Equity One, Inc.**
>   **Form 10-K**
>   **Filed February 26, 2016**
>   **File No. 001-13499**

Dear Mr. Ostrower:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

2016 Outlook, page 37

1. In future filings, when presenting a forecasted non-GAAP financial measure, please provide a reconciliation of that measure to the most directly comparable GAAP financial measure. Please additionally provide this disclosure in future Item 2.02 Form 8-K filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202) 551-3851 or me at (202) 551-3693 with any questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Staff Accountant
Office of Real Estate
and Commodities